RESIGNATION LETTER

March 21, 2022

To the Shareholders and Board of Directors of

Perfect Solutions Group, Inc., a Nevada Company

Ladies and Gentlemen:

This letter serves as notice that as of the date hereof, I hereby resign from my position as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of Perfect Solutions Group, Inc. My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Paul Moody

Paul Moody